EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	March 14, 2012

Seabridge Gold Commences 2012 Exploration Program at Courageous Lake
    Objective to Find a Second Major Deposit on 100%-Owned 52 Kilometers of Greenstone Belt

Toronto, Canada…This year’s $8.5 million exploration program at Courageous Lake is focused on finding a second major gold deposit along Seabridge’s 52-kilometer-long Matthews Lake Greenstone Belt to supplement the existing multi-million ounce FAT deposit. The program includes: (1) approximately 12,500 meters of core drilling divided into a winter program now in progress and a summer program commencing in June; (2) detailed air borne magnetic and electromagnetic geophysical surveys over the thickest part of the belt and; (3) in-fill drilling of in-pit, inferred resources at the FAT deposit which could lead to an increase in reserves. Seabridge is also proceeding with environmental and engineering programs to advance the project towards permitting and enhance its design.

Seabridge President and CEO Rudi Fronk said that “until now, our exploration focus at Courageous Lake has been to delineate the FAT deposit and define mineral reserves in the upcoming Preliminary Feasibility Study scheduled for this June. Our main focus now switches to looking for the next deposit along this Greenstone Belt which once hosted two high-grade underground gold mines and has gold occurrences all along its length. We see the potential to find additional higher-grade deposits along the belt as well as larger, open pit deposits similar in style to FAT. We are excited about getting back to earlier-stage exploration and we are confident that using what we have learned about the geological environment over the last 10 years will lead to new discoveries.”

Following is a summary of the three main components of the 2012 program:

New Target Drilling

Exploration activities over the past two years have identified three targets that are now ready for systematic drill testing. The first of these targets is the Plant Zone, situated approximately 1.5 kilometers south of FAT. The Plant Site target was identified in 2010 when highly anomalous gold assays were encountered in soil collected from shallow geotechnical drill holes that were selected to test conditions for FAT project facilities. The presence of gold in a structural zone was confirmed in 2011 by drill holes CL-175 (17.9 meters of 2.3 grams per tonne gold and another 1.5 meter interval grading 44 grams per tonne) and CL-190 (3.0 meters of 1.1 grams per tonne gold and other scattered 1 meter intervals). These holes define a silicic-graphitic shear zone striking 10o and dipping at about 60o to the east, hosted by clastic sedimentary rocks. A three hole off-set of this shear zone is planned for 2012.

A second target is an offset or replica of the FAT deposit named NW FAT. This potential was recognized in 2011 and followed up by soil geochemical testing and reconnaissance mapping within the target area.  Further evaluation has identified three possible models that could host gold: (i) a western off-set of FAT caused by a NE-SW striking fault that could have shifted the northern extent of the main FAT deposit to the west in an area which has not been drill tested; (ii) high-grade FAT feeders located in the basement rocks to the deposit; and (iii) an earlier FAT style deposit situated in an extensive package of older felsic tuff similar to the host rock of the FAT deposit. An aggressive drill testing program is planned for the NW FAT target area because its proximity to the existing deposit could make it highly accretive economically. The plan is designed to test all three potential target styles at NW FAT in a preliminary manner.  A total of 14 drill holes are planned for this summer (about 4,200 meters) covering over one kilometer of stratigraphy.

The third target, Walsh Lake, is an historical prospect that saw drill campaigns in 1987 and 1988 by previous operators. The target is a 10 to 30 meter thick structure that extends from the surface to at least 250 meters deep, dipping to the east at about 70o and possibly containing multiple zones.  Gold is concentrated at and around a stratigraphic contact at the base of a rhyolite tuff overlaying andesite.  Previous drilling within the Walsh Lake target area covered about 300 meters of strike. This zone is thought to extend another 700 meters to the north into the south end of the Tundra Mine where this stratigraphic contact was exploited underground. Historical assay intervals include intercepts of 10 to 40 meters in thickness averaging 1 to 2 grams of gold per tonne, along with significantly higher-grade, narrower intercepts of 15 to 60 grams of gold per tonne. The plan for the Walsh Lake Target is to complete
2 to 3 holes per section along 1 kilometer of strike length for a total of 4,000 meters in 15 holes to be drilled this summer.

Regional Exploration

A detailed air borne magnetic and electromagnetic survey totaling 2,800 line kilometers has been contracted for the central and thickest part of the Mathews Lake Greenstone Belt.  Historic work carried out by previous operators identified several possible geophysical signatures for the FAT deposit. The exploration model for the FAT deposit argues for multiple repetitions of the deposit in the greenstone belt and this survey is the first attempt to test that assertion. Air borne geophysical surveying will be completed in early April and ground follow-up sampling will begin in May. The intent is to advance at least one target to drill testing in 2012.

FAT In-Fill Drilling

Delineation drilling at the FAT deposit over the past 2 years has increased the total resource to 8.0 million ounces of measured and indicated gold, plus 3.4 million ounces in the inferred category. Our most recent resource estimate identified about 12% of this inferred resource within the 2011 pit limits that was not tested by previous programs. During 2012 we intend to upgrade most of the remaining in-pit inferred resources so they can be included as potential reserves in future feasibility studies. This portion of the 2012 program will consist of up to six drill holes totaling about 3,400 meters. The bulk of this work will be completed in the winter program now underway.

Mineral resources at the FAT deposit, as of January 9, 2012, are as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
13,401	2.53	1,090	93,914	2.28	6,884

Measured plus Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
107,315	2.31	7,974	48,963	2.18	3,432

For a detailed summary of the FAT resource model see http://seabridgegold.net/news.php.

Gold resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly regarded expert in his field and frequently undertakes independent resource estimates for major mining companies.

Exploration activities by Seabridge Gold at the Courageous Lake gold project will be conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. A rigorous quality control/quality assurance protocol will be employed during the 2012 Courageous Lake drill program including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every 30 samples. Repeats and re-splits of the sample rejects will be analyzed at a rate of not less than one sample in every 25 for each type. Samples will be assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Cross-check analyses will be conducted at a second external laboratory on at least 10% of the samples.

Mr. Lechner and Mr. Threlkeld have reviewed and approved this news release.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements concerning the expected completion of a Preliminary Feasibility Study, the preparation of resource and reserve estimates, other goals or objectives, or the completion of work programs, relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates;(xi) reasonable contingency requirements; (xii) receipt of regulatory approvals on acceptable terms; and (xiii) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2010 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net